Exhibit 1.01

Conflict Minerals Report

Conflict Minerals Disclosure

This Conflict Minerals Report (this “Report”) has been prepared by Aegion Corporation (“Aegion” or the “Company”). This Report for the year ended December 31, 2019 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule imposes certain reporting obligations on public companies that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. Form SD defines “conflict minerals” as cassiterite, columbite-tantalite (coltan), gold, wolframite or their derivatives, which are currently limited to tin, tantalum and tungsten. We identified tin, tantalum, tungsten and/or gold (“3TG”) that are necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period.

As described in this Report, the Company has reason to believe that some of the 3TG present in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). Therefore, we performed a reasonable country of origin inquiry (“RCOI”) to determine whether any of the 3TG in our products originated from the Covered Countries and were not from recycled or scrap sources. Based on the RCOI, we determined that we have some suppliers that sourced 3TG from the Covered Countries and proceeded to conduct due diligence on our supplier base.

Company Overview

Aegion combines innovative technologies with market-leading expertise to maintain, rehabilitate and strengthen infrastructure around the world. Since 1971, the Company has played a pioneering role in finding transformational solutions to rehabilitate aging infrastructure, primarily pipelines in the wastewater, water, energy, mining and refining industries. Aegion also maintains the efficient operation of refineries and other industrial facilities. Aegion is committed to Stronger. Safer. Infrastructure.®

Supply Chain Overview

We rely on our direct suppliers to provide information on the origin of 3TG contained in components and materials supplied to us, including sources supplied to our direct suppliers from lower tier suppliers. We conducted an analysis of the products we manufacture or contract to manufacture that were likely to contain 3TG and defined our supply chain conflict minerals due diligence scope of work by including those suppliers that provide components and manufacturing activities that are likely to contain 3TG. Thirteen suppliers were identified (“Identified Suppliers”). We have adopted the standard industry tools and templates of the Responsible Minerals Initiative (“RMI”, formerly the Conflict-Free Sourcing Initiative), including the conflict minerals reporting template (“CMRT”), and requested the Identified Suppliers complete the CMRT.

Reasonable Country of Origin Inquiry

Our reasonable inquiry into the source countries of 3TG found in our products was designed to provide a reasonable basis for us to determine whether we source 3TG from Covered Countries. We designed our due diligence program to conform generally with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Third Edition, and the accompanying Supplements for the 3TG (hereinafter collectively “OECD Guidance”).

For the Reporting Period, we conducted an analysis of our products and determined that 3TG can be found in our products and are necessary to the functionality or production of those products. We conducted due diligence on the source and chain of custody of such 3TG and determined that certain smelters may source 3TG from the Covered Countries.

Due Diligence Process

Below are the steps that have been taken by Aegion for the Reporting Period in compliance of OECD Guidance:

Management System for Conflict Minerals

We structured our internal management system so as to assign and empower our Procurement Department to exercise supply chain due diligence, in collaboration with a cross-functional team of subject matter experts from relevant functions such as sales, manufacturing, research and development, compliance, legal and finance.

We adopted a policy relating to 3TG, incorporating the standards set forth in OECD Guidance.  Our Conflict Minerals Policy is publicly available on our website at www.Aegion.com under “Investors - Corporate Governance.” Aegion’s policy is to avoid the use of 3TG that directly or indirectly finance or benefit armed groups in Covered Countries. To achieve this objective, the Company has and will continue to survey its suppliers to understand the origin of 3TG in its products and expects its suppliers to adopt similar policies and procedures and to supply materials to the Company that are not financing or benefiting armed groups in the Covered Countries.

We have established a record maintenance mechanism in an electronic database to ensure the retention of relevant documentation with respect to our 3TG due diligence efforts.

Identify and Assess Risk in Our Supply Chain and Steps to Mitigate Risk

Given the complexity of our supply chain, we rely on our direct suppliers to provide information on the origin of 3TG contained in components which are included in our products. Moreover, we believe that the smelters and refiners of the 3TG are best situated to identify the sources of 3TG, and therefore we have taken steps to identify the applicable smelters and refiners of 3TG in the Company’s supply chain.

The methods we used to try to determine the origin of 3TG in our products included:

●	Requesting any Identified Suppliers from the previous year to re-confirm or update their prior responses;

●

Sending emails and letters and making phone calls to any newly Identified Suppliers for the Reporting Period, explaining the rule, and requesting their assistance in complying with the rule, and directing our suppliers to the online training and instructions available at http://www.responsiblemineralsinitiative.org/training;

●	Soliciting survey responses from our Identified Suppliers, using CMRTs;

●	Reviewing responses that we received from our Identified Suppliers and following up on inconsistent, incomplete, and inaccurate responses;

●	Sending reminders and making follow up phone calls to Identified Suppliers who did not respond to our requests for information;

●	Comparing survey results to information collected via independent conflict-free smelter programs such as RMI’s Responsible Minerals Assurance Process (“RMAP”); and

●

Encouraging our suppliers to comply with the legal requirements of the Rule as well as encouraging them to implement responsible sourcing practices by having them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.

We identified thirteen suppliers for our products manufactured during the Reporting Period and leveraged the CMRT and RMAP Conformant Smelters and Refiners database (formerly the Conflict-Free Smelter Program’s Compliant Smelters and Refiners database) to identify and assess the potential 3TG risks in our supply chain.

Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Aegion does not have a direct relationship with 3TG smelters and refiners, nor do we perform audits of these entities that provide our supply chain of the 3TG. We rely upon the industry such as the Responsible Business Alliance (“RBA”, formerly the Electronics Industry Citizenship Coalition) efforts to influence smelters and refiners to get audited and certified through RMI’s RMAP program.

Due Diligence Results

Of the thirteen Identified Suppliers for our products manufactured during the Reporting Period that were within scope of the RCOI, we received responses from each supplier to our request for information. We have relied on those responses to provide us with information about the source of 3TG contained in our products. Our suppliers are similarly reliant upon information provided by their suppliers. We reviewed these responses against criteria we developed to determine which responses we believed require further inquiry. These criteria included incomplete responses, inconsistencies within responses, incomplete or missing supporting documentation of 3TG origin and responses that failed to identify smelters.

Efforts to Determine Country of Origin of 3TG

Tracing 3TG back to the mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the RBA’s RMI industry program and outreach initiatives and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the CMRT, we have determined that the smelters and refiners we gathered from our supply chain represent the most reasonable known mine of origin information available. Through this effort, we made reasonable determinations of the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners Identified

We adopted the RMI’s industry approach and traced back the origin of 3TG by identifying smelters’ or refiners’ supplier sources. Aegion leveraged RMI and its RMAP program to trace the mine of origin of the 3TG to its ore level. The RMAP audits smelters and refiners to ensure that all certified smelters and refiners only use ore that is conflict-free from Covered Countries.

Of the smelters and refiners identified by our supply chain, all are in conformance with the RMAP assessment protocols or have been audited and certified through RMI’s RMAP program or are participating in one of the cross-recognized certification programs.